联络智能
lianluo smart

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 10:00 a.m., Eastern Time, on August 7, 2018.

Vote by Internet

- Go to **www.investorvote.com/LLIT**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card 1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominees and FOR Proposal 2.

1. Ordinary Resolution THAT the following individuals be elected as Class II Directors.

	For	Withhold		For	Withhold
01 - Zhitao He	☐	☐	02 - Richard Zhiqiang Chang	☐	☐

+

	For	Against	Abstain
2. Ordinary Resolution THAT C2D, CPA be appointed as the company's independent registered public accounting firm for the fiscal year ending December 31, 2018.	☐	☐	☐
3. Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

C 1234567890 JNT
1 U P X 3 8 2 1 8 1 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

+

02VCJA

联络智能
lianluo smart

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominees and FOR Proposal 2.

1. Ordinary Resolution THAT the following individuals be elected as Class II Directors.

	For	Withhold		For	Withhold
01 - Zhitao He	☐	☐	02 - Richard Zhiqiang Chang	☐	☐

	For	Against	Abstain
2. Ordinary Resolution THAT C2D, CPA be appointed as the company's independent registered public accounting firm for the fiscal year ending December 31, 2018.	☐	☐	☐
3. Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.

1 U P X 3 8 2 1 8 1 2

02VGKA

联络智能
lianluo smart

C123456789

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 10:00 a.m., Eastern Time, on August 7, 2018.

Vote by Internet

- Go to **www.investorvote.com/LLIT**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card 1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominees and FOR Proposal 2.

1. Ordinary Resolution THAT the following individuals be elected as Class II Directors.

	For	Withhold		For	Withhold
01 - Zhitao He	☐	☐	02 - Richard Zhiqiang Chang	☐	☐

	For	Against	Abstain
2. Ordinary Resolution THAT C2D, CPA be appointed as the company's independent registered public accounting firm for the fiscal year ending December 31, 2018.	☐	☐	☐
3. Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

C 1234567890 J N T
1 U P X 3 8 2 1 8 1 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

02VGJA

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — LIANLUO SMART LIMITED

Annual Meeting of Shareholders

10:00 p.m. Eastern Time on August 7, 2018 (10:00 a.m. Beijing time, August 8, 2018)

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Ping Chen and Zhitao He, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the Common Shares of Lianluo Smart Limited that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholder(s) to be held at 10:00 p.m. Eastern Time on August 7, 2018 (10:00 a.m. Beijing time, August 8, 2018) at Room 2108, 21st Floor, China Railway Construction Building, No. 20, Shijingshan Road, Beijing 100040, China and any adjournment or postponement hereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).

IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Continued and to be signed on the reverse side

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

联络智能 lianluo smart

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominees and FOR Proposal 2.

1. Ordinary Resolution THAT the following individuals be elected as Class II Directors.

	For	Withhold		For	Withhold
01 - Zhitao He	☐	☐	02 - Richard Zhiqiang Chang	☐	☐

	For	Against	Abstain
2. Ordinary Resolution THAT C2D, CPA be appointed as the company's independent registered public accounting firm for the fiscal year ending December 31, 2018.	☐	☐	☐
3. Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.

1 U P X 3 8 2 1 8 1 2

02VGKA

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — LIANLUO SMART LIMITED

Annual Meeting of Shareholders

10:00 p.m. Eastern Time on August 7, 2018 (10:00 a.m. Beijing time, August 8, 2018)

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Ping Chen and Zhitao He, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the Common Shares of Lianluo Smart Limited that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholder(s) to be held at 10:00 p.m. Eastern Time on August 7, 2018 (10:00 a.m. Beijing time, August 8, 2018) at Room 2108, 21st Floor, China Railway Construction Building, No. 20, Shijingshan Road, Beijing 100040, China and any adjournment or postponement hereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).

IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Continued and to be signed on the reverse side

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.